Exhibit 99.1

News Release

Orla Mining Achieves Record Quarterly Production with First Full Quarter Contribution from Musselwhite

VANCOUVER, BC, July 10, 2025 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an operational update for the second quarter ended June 30, 2025. Orla remains on track to achieve annual consolidated production guidance of 280,000 to 300,000 ounces of gold following the quarter.

(All amounts expressed in millions of US dollars, as at June 30, 2025 and are unaudited)

Second Quarter Operational Update

Total Gold Production & Sales		Q2 2025	YTD Q2 2025
Camino Rojo	oz	25,145	55,118
Musselwhite	oz	52,666	70,452[1]
Total Gold Produced	oz	77,811	125,570
Total Gold Sold	oz	78,911	125,267

Camino Rojo, Mexico		Q2 2025	YTD Q2 2025
Ore Stacked	tonnes	2,608,589	4,281,415
Stacked Ore Gold Grade	g/t	0.57	0.66
Gold Produced	oz	25,145	55,118
Gold Sold	oz	26,591	57,103

Musselwhite, Canada		Q2 2025	YTD Q2 2025[1]
Ore Milled	tonnes	294,568	398,855
Milled Ore Gold Head Grade	g/t	5.52	5.52
Gold Produced	oz	52,666	70,452
Gold Sold	oz	52,318	68,163

Camino Rojo Operations

During the quarter, Camino Rojo mined nearly 2.0 million tonnes of ore and 2.6 million tonnes of waste, for an implied strip ratio of 1.33. A total of 1.7 million tonnes of ore were stacked at an average grade of 0.71 g/t gold equating to an average daily stacking rate of about 18.5 thousand tonnes. In addition, 0.9 million tonnes of low-grade ore were rehandled and placed on the leach pad, averaging 0.32 g/t gold. In total, 2.6 million tonnes of ore at an average grade of 0.57 g/t gold were placed on the heap leach pad during the quarter.

Musselwhite Operations

During the quarter, Musselwhite mined 303,000 tonnes of ore and milled 295,000 tonnes at a mill head grade of 5.52 g/t gold. Gold recovery was 96.5% resulting in gold production of 52,666 ounces.

Liquidity Position

During the second quarter, Orla repaid $30.0 million towards its revolving credit facility, ahead of schedule, bringing the outstanding drawn amount to $120.0 million. At June 30, 2025, Orla's cash position was $215.4 million, resulting in a net debt position of $204.6 million2.

Cash position – June 30, 2025	$215.4 million
Debt	($420.0) million
Net Debt[2]	($204.6) million

Second Quarter 2025 Conference Call

Orla expects to release its second quarter 2025 operating and financial results on Monday, August 11, 2025, and will host a conference call on Tuesday, August 12, 2025, at 10:00 AM, Eastern Time, to provide a corporate update.

Dial-In Numbers / Webcast:

USA - Toll-Free:	+1 (800) 715-9871
USA / International Toll:	+1 (646) 307-1963
Canada – Toronto:	+1 (647) 932-3411
Canada - Toll-Free:	+1 (800) 715-9871
Conference ID:	3544395
Webcast:	https://orlamining.com/investors/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP").  In this section, all currency figures in tables are in millions, except per-share and per-ounce amounts.

Net Cash (Debt)

Net cash (debt) is calculated as cash and cash equivalents and short-term investments less total debt at the end of the reporting period.  This measure is used by management to measure the Company's debt leverage. The Company believes that net cash is useful in evaluating the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH (DEBT)	Jun 30, 2025	Dec 31, 2024
Cash and cash equivalents	$ 215.4	$ 160.8
Debt	(420.0)	—
NET CASH (DEBT)	$ (204.6)	$ 160.8

Preliminary Financial Results

The financial results contained in this news release for the six-month period ended June 30, 2025 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's interim consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal accounting procedures and adjustments.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

_____________________________
1 YTD figures for Musselwhite are provided from March 1, 2025 onwards.
[2] Net Cash (Debt) is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 10-JUL-25